As filed with the Securities and Exchange Commission on September 24, 2007.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

AMENDMENT NO. 3

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

______________

SPEAR & JACKSON, INC.

(Name of the Issuer)

Spear & Jackson, Inc.

United Pacific Industries Limited

Pantene Global Holdings Limited

Pantene Global Acquisition Corp.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

847309101

(CUSIP Number of Class of Securities)

Patrick J. Dyson	Brian Beazer
Chairman of the Board, Director, Chief	Chairman of the Board
Financial Officer and Principal Executive	United Pacific Industries Limited
Officer	Pantene Global Holdings Limited
Spear & Jackson, Inc.	Pantene Global Acquisition Corp
12012 Southshore Boulevard, Suite 103	c/o United Pacific Industries Limited
Wellington, Florida 33414	Suite 27-05/06, 27/F, Vicwood Plaza
(561) 793 7233	199 Des Voeux Road Central, Hong Kong
(650) 233-2900

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

______________

Copies to:

Joel Mayersohn, Esq.	James M. Schneider, Esq.	Alan B. Rabkin, Esq.
Arnstein & Lehr LLP	Schneider Weinberger &	Jones Vargas
Beilly, LLP
Counsel to Spear & Jackson,	Counsel to United Pacific	Counsel to United Pacific
Inc.	Industries Limited	Industries, Inc.
200 East Las Olas Blvd.,	2200 Corporate Blvd.,	100 West Liberty Street,
Suite 1700	NW, Suite 210	12th Floor
Fort Lauderdale, FL 33301	Boca Raton, FL 33431	Reno, NV 89504-0281
(954) 713-7600	(561) 362-9595	(775) 786-5000

______________

This statement is filed in connection with (check the appropriate box):

☒ a.

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐ b.

The filing of a registration statement under the Securities Act of 1933.

☐ c.

A tender offer.

☐ d.

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,296,869	$459.77

———————

(1)

Pursuant to an Agreement and Plan of Merger by and between Spear & Jackson, Inc. (“Registrant”), United Pacific Industries Limited, Pantene Global Holdings Limited and Pantene Global Acquisition Corp. dated as of June 22, 2007, Registrant will merge with and into Pantene Global Acquisition Corp. and each outstanding share of common stock of the Registrant shall be converted into the right to receive $1.96, without interest, except for shares that are owned by the Registrant as treasury stock or owned by Pantene Global Holdings Limited, which will be cancelled without any payment therefore. As of July 9, 2007, there were 5,735,561 shares of common stock of the Registrant issued and outstanding, 6,275,561 shares of common stock of the Registrant held in treasury by the Registrant, and no shares of the Registrant are subject to outstanding stock options, warrants, or convertible securities. The Transaction Valuation was determined by the product of (i) the number of shares of Common Stock that are proposed to be acquired in the transaction (calculated by subtracting 3,543,281 from 5,735,561) multiplied by (ii) the transaction consideration of $1.96 per share of common stock, (the “Merger Consideration”).

(2)

The filing fee of $459.77 was calculated in accordance with Rule 0-11 under the Exchange Act, by multiplying the Merger Consideration by 0.000107.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $459.77

Form or Registration No.: Schedule 14A

Filing Party: Spear & Jackson, Inc.

Date Filed: July 9, 2007

Introduction

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed by (1) Spear & Jackson, Inc., a Nevada corporation (the “Company” or “S&J”), the issuer of common stock, par value $0.001 per share (the “Common Stock”), that is the subject of the Rule 13e-3 transaction, (2) United Pacific Industries Limited, a Bermuda corporation (“UPI”), (3) Pantene Global Holdings Limited, a Hong Kong corporation and wholly-owned subsidiary of UPI which owns approximately 61.78% of the issued and outstanding shares of the Company (“Pantene”) and (4) Pantene Global Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of Pantene (“Merger Sub” and, together with the Company, UPI and Pantene, the “Filing Persons”).

Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 22, 2007, by and among the Company, UPI, Pantene and Merger Sub, the Company will merge with and into Merger Sub, and the Merger Sub will continue as the surviving corporation and a wholly owned subsidiary of Pantene (the “Merger”). In connection with the Merger, each share of the Company common stock (the “Common Stock”) issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $1.96 in cash, without interest, other than (i) shares of Common Stock held by Pantene, which will be cancelled, and (ii) shares of Common Stock held by individuals who perfect dissenter’s rights under Nevada law, which shares will be converted into the right to receive such consideration as may be determined to be due pursuant to the provisions of Sections 92A.300 through 92A.500 of the Nevada Revised Statutes. The Company has no issued or outstanding options, warrants or convertible securities.

As a result of the Merger, current stockholders of the Company, other than Pantene, will cease to have ownership interests in the Company or rights as stockholders of the Company, and will not participate in any future earnings or growth of the Company or benefit from any appreciation in value of the Company.

Concurrently with the filing of this Statement, the Company is filing with the Securities and Exchange Commission a Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to approve the Merger Agreement. At the special meeting, the approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock. Pantene has informed us that it will vote all the shares it owns in the Company, constituting approximately 61.78% of the issued and outstanding shares of the Company, for the approval of the Merger Agreement and the Merger.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all exhibits thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. Capitalized terms used but not defined in this Schedule shall have the meanings given to them in the Proxy Statement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Exhibit A to the Proxy Statement.

All information contained in this Statement concerning any Filing Person has been provided by such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1.

Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

Item 2.

Subject Company Information

(a)

Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

Spear & Jackson, Inc.

12012 Southshore Boulevard, Suite 103

Wellington, Florida 33414

(561) 793-7233

(b)

Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“MARKET AND MARKET PRICE”

(c)

Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“MARKET AND MARKET PRICE – Market Information”

(d)

Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“MARKET AND MARKET PRICE – Dividends”

(e)

Prior Public Offerings. Not Applicable.

(f)

Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“STOCK PURCHASE INFORMATION”

Item 3.

Identity and Background of Filing Person(s)

(a)

Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PARTIES TO THE MERGER AGREEMENT”

(b)

Business and Background of Entities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PARTIES TO THE MERGER AGREEMENT”

(c)

Business and Background of Natural Persons.

Patrick J. Dyson. Mr. Dyson was appointed Chief Financial Officer of S&J in October 2004, and was appointed the Company’s Chairman of the Board and a Director in February 2007. He qualified as a member of the Institute of Chartered Accountants in England and Wales in 1982 and worked in public practice with Barber Harrison & Platt in Sheffield, England until joining Spear & Jackson plc in 1991, where he has occupied a number of Corporate Financial roles within the Group. From April 1995 to July 2001 Mr. Dyson was Group Chief Accountant, and from August 2001 until his appointment as Chief Financial Officer in October 2004 he was Group Financial Controller. He holds a BA in English and an MA in Linguistics, both from the University of Leeds, England.

Lewis Hon Ching Ho. Mr. Ho was appointed Director and Chief Administrative Officer of S&J in August 2006. He joined Pantene Industrial Co. Ltd, a wholly owned subsidiary of UPI, in 1999. Mr. Ho holds an Associate diploma in Mechanical Engineering and an Associate’s Diploma in Electrical/Electronic Engineering. He has worked in the manufacturing field for more than 27 years, of which 17 years has been spent in the electronics industry, and he has a special expertise in tool and die-making. He was appointed a director and general manager of PE HGZ, a wholly owned subsidiary of UPI, in 2005.

William Fletcher. Mr. Fletcher was appointed the Chief Executive Officer of Spear & Jackson plc and Bowers plc, subsidiaries of S&J, in April 2004. He had previously been Chief Financial Officer since September 2002. Mr. Fletcher has served in various positions within Spear & Jackson plc since 1970. He was appointed Finance Director of Neill Tools Ltd, that company's principal UK subsidiary in September 1987 and in May he was appointed Group Finance Director. Mr. Fletcher was educated at Sheffield Hallam University and is a qualified mathematician.

Dr. J. Preston Jones. Dr. Jones was appointed an independent director of S&J in April 2007, and serves as the sole member of the Board’s Finance Committee. "Dr. Jones’s is the Executive Associate Dean of the H. Wayne Huizenga School of Business and Entrepreneurship. His professional career began in 1972 with the Johnson & Johnson Family of Companies. During the fifteen years to follow, he held positions of increasing responsibility in manufacturing, quality assurance, plant management, and engineering design. The highlight of his career was the construction of a $30 million Tylenol Manufacturing Facility in Las Piedras Puerto Rico. He has owned and operated a small electrical supply company. Dr. Jones received his B.S. in Electrical Engineering from Purdue University and earned a Doctor of Business Administration at Nova Southeastern University. He has taught courses and presented seminars in Marketing Management, Entrepreneurship, Productivity Improvement, and Leadership. He has presented papers and conducted seminars in France, Japan, Bahamas, and Jamaica."

Brian C. Beazer. Mr. Beazer was appointed a Director of UPI in March 1998, and was appointed Executive Chairman in June 2003. Mr. Beazer is also a director of various UPI subsidiaries, and serves as the sole officer and director of Pantene and Merger Sub. From 1968 to 1983, Mr. Beazer was Chief Executive Officer of Beazer PLC, a United Kingdom company, and then was Chairman and CEO of that company from 1983 to the date of its acquisition by an indirect, wholly-owned subsidiary of Hanson PLC (effective December 1, 1991). Mr Beazer is the Chairman of Beazer Homes USA, Inc., a leading United States homebuilder (NYSE). Mr. Beazer serves as a Director of Numerex Corp. (Nasdaq), and is the Chairman of Jade Technologies Singapore Ltd (listed on Singapore Stock Exchange). Mr. Beazer was educated at the Cathedral School, Wells, Somerset, England.

David H. Clarke. Mr. Clarke was appointed a director and Executive Vice-Chairman of UPI in September 2004. Mr. Clarke had previously served as a non-executive director of UPI from July 1996 to July 1998. Mr. Clarke retired in September 2006 as Chairman and Chief Executive Officer of Jacuzzi Brands, Inc. (“Jacuzzi”), listed on the New York Stock Exchange. Prior to joining Jacuzzi in 1995, Mr. Clarke was Vice Chairman and a director of Hanson plc, a major international diversified company listed on the London Stock Exchange. Mr. Clarke also serves on the board of Fiduciary Trust Company International, a money manager, which is a subsidiary of New York Stock Exchange-listed Franklin Resources, Inc. Mr. Clarke currently is CEO of GSB Holdings, Inc., a subsidiary of his family’s private business engaged in real estate development and investments.

Simon N Hsu.  Mr. Hsu was appointed a director of UPI in July 1996, and was appointed Executive Vice Chairman in June 2003. Mr. Hsu is the Chairman and Chief Executive Officer of e-commerce Logistics Group (“ECL”), a Greater China-focused logistics and supply chain management company headquartered in Hong Kong. Mr. Hsu has more than 22 years’ experience as a corporate executive in the Asia-Pacific region and the United States. Prior to joining United Pacific Industries Limited, Mr. Hsu was Managing Director of Hanson Pacific Limited, the Asian arm of Hanson PLC. Mr. Hsu holds a Business Administration degree from California State University at Northridge, California.

Teo Ek Tor. Mr. Teo was appointed a director of UPI in January 2003. He is the Managing Partner of PrimePartners Asset Management Pte Ltd which manages private-equity funds. He has over 26 years’ experience in investment banking in Asia. Mr. Teo has contributed to and been instrumental in the building up of two major regional investment banking groups – Morgan Grenfell Asia (1980-1993) and BNP Prime Peregrine (between 1994-1999). Mr. Teo graduated from the University of Western Ontario, Canada with an honors degree in business administration.

Henry W Lim. Mr. Lim was appointed as an independent non-executive director of the UPI in September 2004. Mr. Lim is a Chief Financial Officer with Morrison Express Corporation, based in Taiwan. He is a Certified Public Accountant and is a Fellow of the Institute of Certified Public Accountants of Singapore as well as a Fellow of CPA Australia. He holds a Bachelor of Commerce Degree in Accounting (Honors) from the Nanyang University of Singapore. He has over 30 years’ experience in professional audit and finance/accounting. He has held senior financial management positions with various companies, including 15 years with Fritz Companies Inc, a NASDAQ-listed company, where he rose through the ranks to become Director of Finance for International Operations. Mr. Lim serves as Chairman of the Audit Committee of United Pacific Industries.

Ramon Sy Pascual. Mr. Pascual was appointed a director of UPI in January 2003. He is a senior executive of Eton Properties Limited, a real estate development and investment company known for premier residential, commercial, retail, and hotel developments in Hong Kong and China. Mr. Pascual also serves as director in real estate, manufacturing and logistics companies with businesses in Hong Kong, China, and the Philippines.

Dr. Wong Ho Ching, Chris. Dr. Wong has been an independent non-executive director of UPI since March 1994. He is the Director of the Industrial Centre of the Hong Kong Polytechnic University. He specializes in Industrial Engineering, Technology Transfer and Corporate Management. He has been a consultant for the United Nations Educational, Scientific and Cultural Organisation and received a Fellow Award from the US Institute of Industrial Engineers for professional leadership and outstanding contributions to Industrial Engineering. Dr. Wong holds a Ph. D in management engineering from Xian Jiao Tung University. He has been a member of the First Hong Kong Special Administrative Region Election Committee and now is a member of the Hong Kong Special Administration Region Selection Committee.

Nila Ibrahim. Ms Ibrahim has been associated with UPI as legal consultant since July 2003 and was engaged as General Counsel in October 2006. Ms Ibrahim is admitted to the Singapore Bar and the New York Bar. She has over 24 years’ experience practicing law in Singapore and New York. She left law practice in 2001 to work as a legal consultant with Mr Beazer. In addition to her work with UPI, she remains a legal consultant with other companies. Ms Ibrahim holds a Bachelor of Laws (Honours) from the National University of Singapore, a Master of Laws (General) from New York University, and a Master of Business Administration from Hull University.

Lee Kong Meng. Mr. Lee joined Pantene in November 2005 as Senior Director of Operation and was appointed COO in June 2006. Prior to joining UPI, he worked in various senior management positions in multi-national corporations like Philips (Consumer Electronics), Black & Decker (Power Tools), Potain (Tower Crane), Allied Telesyn (Communication/Network) and Jacuzzi (Bath & Spa). In the last ten years, Mr. Lee had set up and managed new factories in Greater China. He holds a Bachelor’s Degree (Honour) in Business Administration from International Management Centre of Buckingham, Advance Diploma in Industrial Management and Diploma in Electrical Engineering from Singapore Polytechnic.

None of the foregoing parties have been convicted in a criminal proceeding during the past five years, nor have any of said parties been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining said parties from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “PARTIES TO THE MERGER AGREEMENT”

Item 4.

Terms of the Transaction

(a)

Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS”

“THE MERGER AGREEMENT”

“Exhibit A – Agreement and Plan of Merger”

(c)

Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS”

“THE SPECIAL MEETING – Matters to be Considered at the Special Meeting”

“THE MERGER AGREEMENT – Conversion of Capital Stock”

“Exhibit A – Agreement and Plan of Merger”

(d)

Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET – Questions and Answers About the Merger”

“SPECIAL FACTORS – Dissenter’s Rights”

“THE SPECIAL MEETING – Dissenter’s Rights”

(e)

Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET – Questions and Answers About the Merger”

“WHERE STOCKHOLDERS CAN FIND MORE INFORMATION”

(f)

Eligibility for Listing or Trading. Not applicable.

Item 5.

Past Contacts, Transactions, Negotiations and Agreements

(a)

Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger “

“STOCK PURCHASE INFORMATION”

(b), (c)

Significant Corporate Events; Negotiations or Contracts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger “

“STOCK PURCHASE INFORMATION”

(e)

Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“STOCK PURCHASE INFORMATION”

Item 6.

Purpose of the Transaction and Plans or Proposals

(b)

Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Purpose and Structure of the Merger”

“SPECIAL FACTORS – Effects of the Merger”

“THE MERGER AGREEMENT”

“Exhibit A – Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS”

“THE MERGER AGREEMENT”

“Exhibit A – Agreement and Plan of Merger”

Item 7.

Purposes, Alternatives, Reasons and Effects

(a), (b),

Purposes; Alternatives; Reasons; Effects. The information set forth in the Proxy Statement

(c), (d)

under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendation of the Finance Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS – Determination of the Fairness of the Merger by the Parent and Newco.

“SPECIAL FACTORS – Opinion of Financial Advisor to the Finance Committee”

“SPECIAL FACTORS – Purpose and Structure of the Merger”

“SPECIAL FACTORS – Effects of the Merger”

“SPECIAL FACTORS – Federal Income Tax Considerations”

“THE MERGER AGREEMENT”

“Exhibit A – Agreement and Plan of Merger”

“Exhibit B – Opinion of Capitalink, L.C.”

Item 8.

Fairness of the Transaction

(a), (b)

Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Recommendation of the Finance Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS – Determination of the Fairness of the Merger by the Parent and Newco”

“SPECIAL FACTORS – Opinion of Financial Advisor to the Finance Committee”

“Exhibit B – Opinion of Capitalink, L.C.”

(c)

Approval of Security Holders. The structure of the transaction does not require the approval of at least a majority of unaffiliated security holders.

(d)

Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Recommendation of the Finance Committee and the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS – Determination of the Fairness of the Merger by the Parent and Newco”

“SPECIAL FACTORS – Opinion of Financial Advisor to the Finance Committee”

(e)

Approval of Directors. The Rule 13E-3 transaction was approved by a majority of the directors of the Company who are not employees of the Company.

(f)

Other Offers. No other offers have been received by the Company.

Item 9.

Reports, Opinions, Appraisals and Negotiations

(a),(b)

Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Opinion of Financial Advisor to the Finance Committee”

“Exhibit B – Opinion of Capitalink, L.C.

(c)

Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Company common stock or representative who has been so designated in writing.

Item 10.

Source and Amounts of Funds or Other Consideration

(a),(b),(d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Merger Financing”

“THE MERGER AGREEMENT”

“Exhibit A – Agreement and Plan of Merger”

(c)

Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Estimated Fees and Expenses of the Merger”

“THE MERGER AGREEMENT”

“Exhibit A – Agreement and Plan of Merger”

Item 11.

Interest in Securities of the Subject Company

(a), (b)

Securities Ownership; Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“PARTIES TO THE MERGER AGREEMENT”

“STOCK PURCHASE INFORMATION”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

Item 12.

The Solicitation or Recommendation

(d)

Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING – Record Date and Voting Information”

“PARTIES TO THE MERGER AGREEMENT”

“THE MERGER AGREEMENT – Conversion of Capital Stock”

(e)

Recommendations of Others. The Company’s Board of Directors and the Finance Committee of the Company’s Board of Directors have issued the only recommendations with respect to the proposals set forth in the Company’s Proxy Statement. Both have recommended that the Company’s stockholders vote in favor of the proposals set forth in the Company’s Proxy Statement.

Item 13.

Financial Statements

(a)

Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPEAR & JACKSON, INC. HISTORICAL FINANCIAL DATA”

“WHERE STOCKHOLDERS CAN FIND MORE INFORMATION”

(b)

Pro Forma Information. Not applicable.

Item 14.

Persons/Assets, Retained, Employed, Compensated or Used

(a),(b)

Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Estimated Fees and Expenses of the Merger”

“THE SPECIAL MEETING – Expenses of Proxy Solicitation”

Item 15.

Additional Information

(b)

Other Material Information. The information set forth in the Proxy Statement and exhibits thereto is incorporated in its entirety herein by reference.

Item 16.

Exhibits

Exhibit Number	Description
(a)(1)	Form of Letter to Stockholders of Spear & Jackson, Inc. (1)
(a)(2)	Form of Notice of Special Meeting of Stockholders of Spear & Jackson, Inc. (1)
(a)(3)	Definitive Proxy Statement on Schedule 14A. (1)
(a)(4)	Form of proxy card, filed with the Securities and Exchange Commission with the Proxy Statement, incorporated herein by reference to the Proxy Statement. (1)
(b)	None.
(c)(1)	Opinion of Capitalink, LLC, dated June 14, 2007. (2)
(c)(2)	Presentation of Capitalink, L.C. to the Finance Committee and the Board of Directors of Spear & Jackson, Inc., dated June 14, 2007. (4)
(d)	Agreement and Plan of Merger, dated as of June 22, 2007, by and among Spear & Jackson, Inc., United Pacific Industries Limited, Pantene Global Holdings Limited and Pantene Global Acquisition Corp. (3)
(f)	None.
(g)	None.

———————

(1)

Incorporated herein by reference to the Schedule 14A Definitive Proxy Statement filed by Spear & Jackson, Inc. with the SEC on September 24, 2007.

(2)

Incorporated herein by reference to Exhibit B to the Schedule 14A Preliminary Proxy Statement filed by Spear & Jackson, Inc. with the SEC on July 9, 2007.

(3)

Incorporated herein by reference to Exhibit A to the Schedule 14A Preliminary Proxy Statement filed by Spear & Jackson, Inc. with the SEC on July 9, 2007.

(4)

Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 24, 2007

SPEAR & JACKSON, INC.

By:	/s/ PATRICK J. DYSON
Name:	Patrick J. Dyson
Title:	Chairman of the Board, Director, Chief Financial Officer, and Principal Executive Officer

UNITED PACIFIC INDUSTRIES LIMITED

By:	/s/ BRIAN BEAZER
Name:	Brian Beazer
Title:	Chairman of the Board

PANTENE GLOBAL HOLDINGS LIMITED

By:	/s/ BRIAN BEAZER
Name:	Brian Beazer
Title:	Chairman of the Board

PANTENE GLOBAL ACQUISITION CORP.

By:	/s/ BRIAN BEAZER
Name:	Brian Beazer
Title:	Chairman of the Board

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Form of Letter to Stockholders of Spear & Jackson, Inc. (1)
(a)(2)	Form of Notice of Special Meeting of Stockholders of Spear & Jackson, Inc. (1)
(a)(3)	Definitive Proxy Statement on Schedule 14A. (1)
(a)(4)	Form of proxy card, filed with the Securities and Exchange Commission with the Proxy Statement, incorporated herein by reference to the Proxy Statement. (1)
(b)	None.
(c)(1)	Opinion of Capitalink, LLC, dated June 14, 2007. (2)
(c)(2)	Presentation of Capitalink, L.C. to the Finance Committee and the Board of Directors of Spear & Jackson, Inc., dated June 14, 2007. (4)
(d)	Agreement and Plan of Merger, dated as of June 22, 2007, by and among Spear & Jackson, Inc., United Pacific Industries Limited, Pantene Global Holdings Limited and Pantene Global Acquisition Corp. (3)
(f)	None.
(g)	None.

———————

(1)

Incorporated herein by reference to the Schedule 14A Definitive Proxy Statement filed by Spear & Jackson, Inc. with the SEC on September 24, 2007.

(2)

Incorporated herein by reference to Exhibit B to the Schedule 14A Preliminary Proxy Statement filed by Spear & Jackson, Inc. with the SEC on July 9, 2007.

(3)

Incorporated herein by reference to Exhibit A to the Schedule 14A Preliminary Proxy Statement filed by Spear & Jackson, Inc. with the SEC on July 9, 2007.

(4)

Previously filed.